SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Sudeste Celular
Participações S.A.
and Subsidiaries

Financial Statements as of
December 31, 2003 and 2002 Together with
Report of Independent Public Accountants

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese. See Note 35 to the Financial Statements.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Tele Sudeste Celular Participações S.A. and Subsidiaries:
Rio de Janeiro - RJ

1. We have audited the accompanying individual and consolidated balance sheets of Tele Sudeste Celular Participações S.A. and subsidiaries, as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity (individual), and changes in financial position for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluation of the significant accounting practices adopted and estimates made by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial position of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity (individual), and the changes in their financial position for the years then ended in conformity with accounting practices adopted in Brazil.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, January 27, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated

ASSETS	2003	2002	2003	2002

CURRENT ASSETS:
Cash and cash equivalents	11,269	14,062	388,438	109,373
Accounts receivable, net	-	-	345,688	272,908
Interest on capital and dividends	51,586	12,837	-	-
Inventories	-	-	51,349	59,260
Recoverable and deferred taxes	-	38,633	263,610	268,663
Hedge operations	-	-	-	57,753
Prepaid expenses	-	-	27,143	19,522
Other assets	550	1,140	67,238	42,747

	63,405	66,672	1,143,466	830,226

NONCURRENT ASSETS:
Tax incentives	530	3,589	1,479	9,184
Recoverable and deferred taxes	47,254	-	254,112	273,918
Hedge operations	-	-	7,632	79,945
Prepaid expenses	-	-	12,372	14,911
Other assets	-	-	5,337	212

	47,784	3,589	280,932	378,170

PERMANENT ASSETS:
Investments	1,853,505	1,743,759	409	333
Property, plant and equipment	860	1,291	1,398,014	1,585,057
Deferred	-	-	615	-

	1,854,365	1,745,050	1,399,038	1,585,390

Total assets	1,965,554	1,815,311	2,823,436	2,793,786

(continues)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES:
Payroll and related charges	286	-	27,030	21,685
Suppliers and accounts payable	4,273	4,387	426,248	378,575
Taxes, other than taxes on income	2,009	34	44,020	26,239
Loans and financing	-	-	165,802	200,922
Employee profit sharing and dividends	48,762	29,522	50,723	31,924
Reserve for contingencies	-	-	52,079	26,519
Hedge operations	-	-	18,392	-
Other liabilities	6,730	1,552	58,308	45,894

	62,060	35,495	842,602	731,758

LONG-TERM LIABILITIES:
Loans and financing	-	-	53,153	259,597
Reserve for contingencies	-	-	23,293	21,483
Other liabilities	131	131	1,025	1,263

	131	131	77,471	282,343

SHAREHOLDERS' EQUITY:
Capital stock	778,838	685,321	778,838	685,321
Capital reserves	293,424	378,069	293,424	378,069
Income reserves	193,969	79,163	193,969	79,163
Retained earnings	637,132	637,132	637,132	637,132

	1,903,363	1,779,685	1,903,363	1,779,685

Total liabilities and shareholders' equity	1,965,554	1,815,311	2,823,436	2,793,786

The accompanying notes are an integral part of these balance sheets.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDEND DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais, except for earnings per thousand shares)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated

	2003	2002	2003	2002

GROSS OPERATING REVENUE	-	-	2,526,461	2,366,867

Deductions from gross revenue	-	-	(634,010)	(519,236)

NET OPERATING REVENUE	-	-	1,892,451	1,847,631

Cost of services and sales	-	-	(1,052,487)	(981,741)

Gross profit	-	-	839,964	865,890

OPERATING INCOME (EXPENSES):
Selling	-	-	(387,466)	(392,482)
General and administrative	(7,923)	(12,889)	(224,408)	(229,947)
Equity pick-up	158,435	126,987	-	-
Other, net	(324)	3,119	13,309	(16,954)

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), NET	150,188	117,217	241,399	226,507

Financial income (expenses), net	8,793	12,908	(57,517)	(28,612)

INCOME FROM OPERATIONS	158,981	130,125	183,882	197,895

Nonoperating expenses, net	(3,059)	-	(8,535)	(1,202)

INCOME BEFORE INCOME TAXES	155,922	130,125	175,347	196,693

Income tax and social contribution	1,004	(9)	(61,610)	(69,817)
Interest on capital reversal	-	13,500	42,500	13,500

NET INCOME	156,926	143,616	156,237	140,376

SHARES OUTSTANDING AT THE YEAR END - IN THOUSANDS	432,598,218	414,006,457

EARNINGS PER THOUSAND SHARES OUTSTANDING AT THE YEAR END - R$	0.36275	0.34689

The accompanying notes are an integral part of these statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated

	2003	2002	2003	2002

SOURCE OF FUNDS:
Net income	156,926	143,616	156,237	140,376
(Expenses) income not involving working capital-
Depreciation of property, plant and equipment	431	431	436,934	377,682
Monetary variation and other charges on long-term liabilities	-	-	(11,148)	111,043
Equity pick-up	(158,435)	(126,987)	-	-
Prescribed dividends - subsidiaries	(400)	(3,146)	-	-
Reserve for contingencies	-	-	3,204	16,937
Loss on disposal of property, plant and equipment	-	-	698	535
Shared system depreciation apportionment	-	-	4,950	-

Total	(158,404)	(129,702)	434,638	506,197

Total from operations	(1,478)	13,914	590,875	646,573

Tax incentives	-	12	288	106
Decrease in noncurrent assets	-	-	97,238	-
Goodwill reserve adjustment - restructuring	-	-	8,872	-
Investments realization - Dividends/interest on capital	57,961	31,839	-	-
Prescribed dividends	1,525	4,187	1,925	7,333

Total sources	58,008	49,952	699,198	654,012

USE OF FUNDS:
Increase in noncurrent assets	44,195	12	-	8,490
Increase in investments, net	-	-	76	83
Additions to property, plant and equipment	-	-	254,943	370,883
Additions to deferred assets	-	-	1,210	-
Decrease in long-term liabilities	-	-	196,928	167,378
Interest on capital	42,500	13,500	42,500	13,500
Dividends	1,145	90,379	1,145	90,379

Total uses	87,840	103,891	496,802	650,713

INCREASE (DECREASE) IN WORKING CAPITAL	(29,832)	(53,939)	202,396	3,299

WORKING CAPITAL VARIATION:

CURRENT ASSETS:
At beginning of year	66,672	139,365	830,226	728,317
At end of year	63,405	66,672	1,143,466	830,226

Variation	(3,267)	(72,693)	313,240	101,909

CURRENT LIABILITIES:
At beginning of year	35,495	54,249	731,758	633,148
At end of year	62,060	35,495	842,602	731,758

Variation	26,565	(18,754)	110,844	98,610

INCREASE (DECREASE) IN WORKING CAPITAL	(29,832)	(53,939)	202,396	3,299

The accompanying notes are an integral part of these statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - INDIVIDUAL
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
( In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

		Capital reserves			Income reserves

	Capital stock	Goodwill reserve	Tax incentive reserve	Treasury shares	Legal reserve	Reserve for expansion	Retained earnings	Total

BALANCES DECEMBER 31, 2001	595,722	464,843	3,577	(764)	35,239	-	637,132	1,735,749

Treasury shares cancellation in accordance with the 4th Ordinary Shareholders' Meeting and the 12th Extraordinary Shareholders' Meeting on April 02, 2002	(764)	-	-	764	-	-	-	-
Capital increase in accord. with the 51st Ordinary Meeting of the Adm. Council on 04.29.02	90,363	(90,363)	-	-	-	-	-	-
Tax incentives	-	-	12	-	-	-	-	12
Prescribed dividends 1998	-	-	-	-	-	-	4,187	4,187
Net income	-	-	-	-	-	-	143,616	143,616
Net income allocation-
Legal reserve	-	-	-	-	7,181	-	(7,181)	-
Expansion reserve	-	-	-	-	-	36,743	(36,743)	-
Dividends	-	-	-	-	-	-	(90,379)	(90,379)
Interest on capital	-	-	-	-	-	-	(13,500)	(13,500)

BALANCES DECEMBER 31, 2002	685,321	374,480	3,589	-	42,420	36,743	637,132	1,779,685

Capital increase - 65th Extraordinary Shareholders' Meeting - March 31, 2003	93,517	(93,517)	-	-	-	-	-	-
Prescribed dividends 1999	-	-	-	-	-	-	1,525	1,525
Net income	-	-	-	-	-	-	156,926	156,926
Goodwill reserve adjustment - restructuring	-	8,872	-	-	-	-	-	8,872
Net income allocation-	-
Legal reserve	-	-	-	-	7,846	-	(7,846)	-
Expansion reserve	-	-	-	-	-	106,960	(106,960)	-
Dividends	-	-	-	-	-	-	(1,145)	(1,145)
Interest on capital	-	-	-	-	-	-	(42,500)	(42,500)

BALANCES DECEMBER 31, 2003	778,838	289,835	3,589	-	50,266	143,703	637,132	1,903,363

The accompanying notes are an integral part of these statements.

(Convenience Translation into English form the Original Previously Issued in Portuguese. See Note 31 to the Financial Statements) 35

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly traded Company held by Brasilcel N.V. (53.57% of total capital), Sudestecel Participações S.A. (22.01% of total capital), and Tagilo Participações Ltda. (10.61% of total capital) as of December 31, 2003. Sudestecel Participações S.A. is held by NTT Docomo, INC. (7% of total capital) and Itochu Corporation (3.50% of total capital) and Tagilo is held by Brasilcel N.V. (100.00% of total capital).

Brasilcel N.V. is held by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A (“Tele Sudeste” or the “Company”) holds 100% of the capital of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”), and the companies are providers of cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

The subsidiaries’ activities, including services that they may provide, are regulated by Agência Nacional de Telecomunicações - ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 the Authorization Terms for Personal Mobile System were signed between ANATEL and the affiliated companies Telerj and Telest, which became effective as of the publication in the Official Gazette on December 12, 2002.

The authorizations granted to the subsidiaries Telerj and Telest are effective for the remaining period of concession, previously granted and presently substituted, November 30, 2005 and November 30, 2008, respectively, and later renewable, for one more period, for a 15 year term, being these renewals payable in the future.

On July 6, 2003 Telerj and Telest implemented the Operator Selection Code (CSP) that allows the customer to choose the long distance and international services operator, according to SMP rules. The subsidiaries do not collect the VC2 and VC3 revenues anymore, although they began to charge for the interconnection revenue for the use of their network on these calls.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries Telerj and Telest as of December 31, 2003 and 2002. In the consolidated financial statements, all inter-company balances and transactions were eliminated.

The financial statements as of December 31, 2002 were, when necessary, reclassified for better comparability.

3. PRINCIPAL ACCOUNTING PRACTICES

a) Cash and Cash Equivalents

Represent all existent cash and bank balances and highly liquid temporary cash investments, stated at cost, plus income accrued to the balance sheet date.

b) Accounts Receivable

Accounts receivable from telecommunication services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not billed yet on the balance sheet date, which are evaluated similarly to the billed services. Additionally, this caption includes balances from the sale of cellular handsets and accessories.

c) Allowance for Doubtful Accounts

Provision is recognized for trade accounts receivable for which recoverability is considered improbable.

d) Foreign Currency Transactions

Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions and the corresponding balances are updated to the balance sheet date, and exchange variations are charged on statements of income. Foreign currency and premium on derivatives contracts are monthly accrued and recorded, irrespective of maturities.

e) Inventories

Inventories are represented by cellular handsets and accessories stated at average acquisition cost. A provision was recognized to cover losses on costs of products considered obsolete or whose quantities are higher than those usually traded by the subsidiaries over a reasonable period.

f) Prepaid expenses

Represented by expenses effectively disbursed but not yet incurred.

g) Prepaid expenses

The subsidy included in handsets sales to dealers began to be deferred in 2003, and recorded in income as the handsets’ network became ready for operation. Due to this procedure, net income for the year ended December 31, 2003 was increased by R$3,893, net of taxes.

h) Investments

Investments in subsidiaries are carried under the equity method of accounting. The accounting practices followed by the subsidiaries are in accordance with those followed by the Company.

i) Property, Plant and Equipment

Stated at acquisition or construction cost less accumulated depreciation, which is calculated under the straight-line method based on the estimated useful life of the asset. Incurred expenses on maintenance and repair costs, which result in improvement, increase of useful life, are recorded as assets, while other expenses are charged on the statement of income. The financial costs from loans and financing obtained by the subsidiary Telerj are recorded in assets as construction in progress.

j) Income and Social Contribution Taxes

Calculated and recorded at the effective rate prevailing on the balance sheet date. Deferred taxes attributable to temporary differences, tax losses, and social contribution tax loss carryforwards are recorded as deferred assets on the assumption of future realization.

k) Loans and Financing

Updated by exchange variations and interest incurred to the balance sheet date.

l) FISTEL Fee

The amount of FISTEL (Telecommunication Inspection Fund) fees paid on monthly activation during the year was deferred for amortization over the customers’ estimated retention period, equivalent to 24 months.

m) Reserve for Contingencies

This reserve is based on the legal counsel and management’s opinion on the probable result of pending litigations and updated to the balance sheet date in an amount sufficient to cover probable losses, according to the nature of each contingency.

n) Pension Plan

The actuarial liabilities are calculated based on the projected unit credit method and the plans’ assets are stated at their fair value. The actuarial gains or losses were recorded in net income (Note 27).

o) Revenue Recognition

Revenue from services is recognized when the services are rendered and billing is on a monthly basis. Revenue not billed from the billing date until the end of the month is recorded as revenue in the month in which the service is rendered. Revenues from sales of prepaid cellular handset cards are deferred and recognized in income when cards are effectively used.

p) Financial Income and Expenses

Represented by interest, monetary restatement and exchange variations on cash investments, loans and financing obtained and granted, as well as exchange gains and losses on hedge operations.

q) Derivatives Operations

Telerj has some derivatives to manage the exposure of its cash flows in foreign currency to the exchange rate fluctuation of the Brazilian real. These derivatives are calculated and recorded on contractual terms basis, exchange rates and interest at the balance sheet date. The premiums received or prepaid, are deferred for amortization during the effective period of the respective contracts and the gains and losses, realized or not, are recorded as “Financial income (expenses), net”.

r) Employees Profit Sharing

Provisions are made to recognize the expenses relating to the employees’ profit sharing.

s) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities, and the reported amounts of revenues, costs and expenses. The actual results can differ from those estimates.

t) Earnings per Thousand Shares

Computed based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Banks	331	855	11,102	16,704
Temporary cash investments	10,938	13,207	377,336	92,669

Total	11,269	14,062	388,438	109,373

Temporary cash investments refer mainly to fixed-income operations (CDB - Bank Deposit Certificates), indexed to CDI’s variation (Interbank Deposit Certificates).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated

	December	December
	31, 2003	31, 2002

Unbilled services	81,573	50,308
Billed services	93,157	68,894
Interconnection	95,900	96,070
Receivables from products sold	106,743	89,503
Allowance for doubtful accounts	(31,685)	(31,867)

Total	345,688	272,908

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	December	December
	31, 2003	31, 2002

Beginning balance	31,867	37,626
Supplementary provision	40,239	96,811
Write-offs	(40,421)	(102,570)

Ending balance	31,685	31,867

6. INVENTORIES

	Consolidated

	December	December
	31, 2003	31, 2002

Cellular handsets	75,857	70,625
Other	4,542	5,001
Provision for obsolescence	(29,050)	(16,366)

Total	51,349	59,260

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Recoverable income tax and social contribution	44,871	33,336	141,548	100,308
Withholding income tax	1,210	4,572	8,700	20,724
Recoverable ICMS (state VAT)	-	-	59,963	67,734
PIS/COFINS and other recoverables taxes	133	725	3,377	1,758

Recoverable taxes	46,214	38,633	213,588	190,524
Deferred income tax and social contribution	1,040	-	296,073	345,033
ICMS on deferred sales	-	-	8,061	7,024

Total	47,254	38,633	517,722	542,581
Current	-	38,633	263,610	268,663
Noncurrent	47,254	-	254,112	273,918

The main components of deferred income and social contribution tax assets are as follows:

	Consolidated

	December	December
	31, 2003	31, 2002

Tax credits from corporate restructuring	168,351	254,222
Provision-
For obsolescence	9,877	5,564
For contingencies	25,626	16,321
Allowance for doubtful accounts	10,773	10,835
Accrual for rewards program	6,718	7,813
Tax losses and negative basis carryforwards	41,862	32,670
Accelerated depreciation	17,344	9,164
Other	15,522	8,444

Total	296,073	345,033

Current	112,111	109,240
Noncurrent	183,962	235,793

The deferred tax credits were recognized on the assumption of future realization, as follows:

a) Tax losses and negative basis carryforwards, mainly from the subsidiaries, will be compensated on a 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance with the assumption of future projected results, estimate to carry-forwards tax loss for 5 years.

b) Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 28); the realization of these tax credits occurs in the same proportion as the amortization of goodwill in the subsidiaries. Studies by external consultants used in the restructuring process support the recovery of the amount in five years.

c) Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

Technical studies approved by the management indicate the full recovery of the amounts recognized by the subsidiaries within the time frames established by the Instruction. Based on these studies, the expected period for the realization of these assets is as follows:

December,
31, 2003

2004	112,111
2005	128,201
2006	55,761

Total	296,073

The Instruction also establishes that periodic studies must be carried out to support the recorded amounts.

8. PREPAID EXPENSES

	Consolidated

	December	December
	31, 2003	31, 2002

Fistel fee	9,553	12,251
Rents	8,395	8,362
Advertising	13,076	2,065
Employees benefits	1,255	1,238
Others	7,236	10,517

Total	39,515	34,433

Current	27,143	19,522
Non current	12,372	14,911

9. OTHER ASSETS

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Judicial deposits	-	-	9,759	2,732
Employees advance	-	-	1,485	1,523
Credits with suppliers	-	-	13,003	5,527
Related parties credits	491	744	33,769	28,185
Subsidy on handset sales	-	-	5,899	-
Other assets	59	396	8,660	4,992

Total	550	1,140	72,575	42,959

Current	550	1,140	67,238	42,747
Long-term	-	-	5,337	212

10. INVESTMENTS

a) Investments in Subsidiaries

Subsidiaries	Ownership interest	Total of common shares	Shareholders’ equity as of December 31, 2003	Net income as of December 31, 2003

Telerj Celular S.A.	100%	30,449,109	1,590,818	115,564
Telest Celular S.A.	100%	2,038,856	262,687	42,582

b) Composition and Changes

The Company’s investments are comprised of shares in the subsidiaries’ capital.

Description	Telerj Celular S.A.	Telest Celular S.A.	Total

Balance as of December 31, 2001	1,391,681	253,784	1,645,465
Income from equity pick-up	134,052	(7,065)	126,987
Dividends and Interest on capital (1998) - lapsed	2,503	643	3,146
Dividends and Interest on capital - 2002	(31,839)	-	(31,839)

Balance as of December 31, 2002	1,496,397	247,362	1,743,759
Goodwill Reserve adjustment (note 28)	8,207	665	8,872
Income from equity pick-up	115,776	42,659	158,435
Dividends and Interest on capital (1999) - lapsed	-	400	400
Dividends and Interest on capital of 2002	(29,562)	(28,399)	(57,961)

Balance as of December 31, 2003	1,590,818	262,687	1,853,505

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		December 31, 2003			December 31, 2002
	Depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,404,108	(953,682)	450,426	533,916
Switching equipment	14.29	698,936	(416,303)	282,633	318,027
Infrastructure	5.00 – 20.00	327,857	(156,366)	171,491	172,010
Software rights	20.00	261,210	(106,301)	154,909	154,297
Buildings	4.00	73,327	(10,628)	62,699	62,122
Terminal equipment	50.00	130,359	(94,993)	35,366	39,546
Other	0 – 20.00	143,240	(65,460)	77,780	87,065
Land	-	4,353	-	4,353	4,353
Construction in progress	-	158,357	-	158,357	213,721

Total		3,201,747	(1,803,733)	1,398,014	1,585,057

In March 2003, the useful life of terminal equipment was reduced to 18 months which is more in line with the actual operations. The effect for this year of the referred change was an increase in depreciation expenses in the amount of R$2,697 as compared with the prior year.

In 2003, the Company capitalized as assets the financial expenses on loans, that are used for financing the construction in progress, in the amount of R$40,443 (R$30,412 in 2002).

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Suppliers	3,595	3,738	225,142	198,194
Interconnection and interlink	-	-	23,947	41,129
SMP values to repass	-	-	41,269	6,931
Technical assistance	-	-	126,151	126,830
Other	678	649	9,739	5,491

Total	4,273	4,387	426,248	378,575

SMP values to repass, refers to VC2 and VC3 calls charged to our clients and passed on to the long distance operators.

13. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

ICMS (state VAT)	-	-	20,943	13,998
Income tax and social contribution			3,746	-
PIS/COFINS (taxes on revenue)	2,009	34	12,519	8,280
FISTEL fee	-	-	5,612	2,726
FUST and FUNTTEL (regulatory charges)	-	-	1,101	1,235
Other	-	-	99	-

Total	2,009	34	44,020	26,239

14. LOANS AND FINANCING

a) Composition of Debt

			Consolidated

PRINCIPAL	Currency	Annual charges	December 31, 2003	December 31, 2002

Financial institutions:
Citibank – OPIC	US$	4.30% p.a.+ Libor	36,115	88,332
Resolution no. 63 and 2770	US$	4.14% to 14,00% p.a.	80,898	192,564
Assumption of debt Res. no. 4,131 and exchange	US$	2.30% to 11.77% p.a.	73,489	133,084
Nec do Brasil S.A.	US$	7,30% p.a.	18,037	33,087
Interests			10,416	13,452

			218,955	460,519

Current			165,202	200,922
Long-term			53,153	259,597

Loans from Citibank-OPIC refer to financing for the expansion and modernization of the cellular handset network. Loans from Nec do Brasil supplier and from Export Development Corporation refer to financing of fixed asset items.

b) Composition of Debt

The long-term portion matures in 2005.

c) Restrictive Covenants

The financing from Citibank – OPIC has restrictive covenants, the main restrictions being related to the indebtedness level, EBITDA and financial expenses.

d) Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment
Corporation (OPIC)- guarantee only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4.131	Promissory Notes
NEC do Brasil S.A.	Tele Sudeste Guarantee (Aval)

e) Coverage

On December 31, 2003, Telerj Celular had outstanding currency swap contracts with notional amounts of US$126,563 thousand (US$139,433 thousand on December 31, 2002), for coverage of its entire foreign currency liabilities. As of that date, the Company had recorded a net loss of R$10,760 (net gain of R$137,698 on December 31, 2002) on its exchange hedge operations, represented by a balance of R$7,632 in long-term assets (R$57,753 in current assets and R$79,945 in long-term assets on December 31, 2002), and current liability of R$18,392.

15. PROFIT SHARING

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Interest on capital	40,872	15,279	40,872	15,279
Dividends	7,890	14,243	9,851	16,645

Total	48,762	29,522	50,723	31,924

Interest on capital and dividends are presented in Note 18e.

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, with respect to labor, tax and civil claims. The subsidiaries management, based on legal counsel’s opinion, recognized provision for those of which an unfavorable outcome is considered probable.

The composition of the balance is as follows:

	Consolidated

	December	December
	31, 2003	31, 2002

Labor	8,042	7,848
Civil	15,403	4,944
Tax	51,927	35,210

Total	75,372	48,002
Current	52,079	26,519
Long-term	23,293	21,483

The main tax contingencies, in which the subsidiaries are involved, are as follows:

a) ICMS

The subsidiaries, based on legal counsel’s opinion, recognized a provision in the amount of R$12,097, being R$161 for Telerj and R$11,936 for Telest, as of the year ended December 31, 2003 (R$12,132 as of December 31, 2003) regarding fiscal assessments of ICMS received in 2002, which are examined at administrative level.

b) PIS and COFINS

On November 27, 1998, computation of the PIS and COFINS tax was altered by Law no. 9,718 that (i) increased the COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the COFINS from the Social Contribution on Net Profits – CSLL and (iii) indirectly increased the PIS and COFINS due by the subsidiaries, by determining the inclusion of the revenues exceeding billing in their tax calculation bases.

According to our legal advisors, this increase is unconstitutional, since: (i) article 195 of the Brazilian Federal Constitution, in force at the date Law 9,718 was enacted, established that the PIS and COFINS tax would only be due on payroll, billing and profits; (ii) the Federal Government made use of an improper means to increase the rate of the PIS and the COFINS taxes, i.e., the increase was introduced through an ordinary law, instead of a complementary law.; (iii) the Government did not comply with the 90 (ninety) day term as from publication for the increase in tax rate to take effect.

Both Telerj Celular and Telest Celular obtained judicial decisions authorizing them to exclude the revenues exceeding billing from the PIS and COFINS tax calculation bases and also authorizing those Companies to continue to tpay the COFINS tax at the 2% (two percent) rate.

With respect to the claim filed by Telerj Celular, this decisions was partially revoked in August 2000, only remaining valid the authorization to exclude the revenues exceeding billing from the tax calculation bases. For this reason, in September 2000 the Company paid the updated amount of R$12,473. With respect to the part still valid, the Company set up a provision of R$35,726 for the year ended December 31, 2003 (R$20,931 as of December 31, 2002). Telest Celular provided for R$4,104 (R$2,147 as of December 31, 2002).

Due to the alterations introduced by Law no. 10,637/02, the subsidiaries Telerj Celular and Telest Celular started to include revenues exceeding billing in the PIS tax calculation basis as from December 2002. However, the provisions for taxable events prior to said law remain accrued, in addition to being duly supported by the aforementioned judicial decisions.

c) Possible Loss

Based on the lawyers and tax advisors, the Company’s Management believes that the outcome of the issues outlined below will not produce an adverse material effect on the financial situation of the Company and, therefore, did not set up a provision in the financial statements as of December 31, 2003.

d) ICMS, ISS and other taxes

The subsidiaries Telerj Celular and Telest Celular receive tax assessment notifications in the total amount of R$44,666 for: (i) R$26,625 – lack of payment of the ICMS tax on eventual or complementary services not classified as telecommunication services; (ii) R$5,460 – lack of payment of the ICMS tax on international calls originating from Brazil destined for abroad; (iii) R$1,113 – lack of payment of the ICMS tax on calls originating from administrative terminals and tests used by employees; (iv) R$11,468 – in respect of several notifications regarding the ICMS, ISS and other taxes that are being challenged at the administrative level.

e) CSLL

Telerj Celular was notified for having used part of the CSLL negative tax calculation basis determined by the Company (Telecomunicações do Rio de Janeiro S.A.) from which it originated through a spin-off for year 1997. For the year ended December 31, 2003, said infringement notice amounts to R$4,065.

f) 16.1.3 Remote Loss

Based on the opinion of lawyers and legal advisors, the Company’s Management believes that the outcome of the issues outlined below will not give rise to an adverse material impact on the Company’s financial situation and, therefore, it did not set up a provision in the financial statements as of December 31, 2003.

g) ICMS

g.1) ICMS

In June 1998, the CONFAZ – National Council of Fiscal Policy approved the ICMS Convention no. 69/98, which, inter alia determined that as from July 1, 1998, the amounts charged as Activation (“habilitação”) be included in the ICMS tax calculation basis. Perhaps because it is an interpretative measure, said Convention also established that this requirement could retroact and be applied to services provided in the five years prior June 30, 1998.

Based on the opinion of its external legal advisors, the Companies’ Management understand that this requirement is unconstitutional, considering that the hypothesis of incidence of the ICMS tax was extended to administrative activities, which do not mix with the telecommunication services themselves. Further, the creation of new cases for incidence or for alteration in the calculation method implying in increase of the tax burden could not be applied to events having occurred before the law took effect.

Each of the companies filed judicial claims against the State where they are located, aiming at obtaining injunctions against the retroactive and future application of the ICMS tax on activation. Both Telerj and Telest Celular obtained injunctions, exempting them from the payment for the time of the judicial proceedings. In April 2000, Telerj Celular obtained a favourable decision, defining the ICMS tax on activation of cellular service as undue. This decision was later unanimously ratified at the Court of Appeals, by the 3rd Civil Chamber of the Rio de Janeiro State, in May 2001. However, said court decision has not yet become final. The merits of the action filed by Telest Celular have not yet been judged.

The Company’s management understands that the predecessor companies are liable for tax arising from the retroactive application of the ICMS tax on activation revenues recorded for years prior to 1998. The Company has not set up provision in the consolidated financial statements for years prior to 1998.

g.2) Limitation of immediate and full use of the ICMS credit

In compliance with the original wording of Complementary Law no. 87/97, the ICMS tax charged on fixed assets is subject to tax credit. At the beginning, this right was recognized by all states. However, on February 2, 1999, the state of Rio de Janeiro enacted state Law no. 3,188, restrained the immediate and full use of the tax credit right, guaranteed by the Brazilian Constitution and by Complementary Law no. 87/97. State Law no 3, 188 provides that the credit could be used on a monthly basis of /60.

In disagreement with this restriction, Telerj Celular filed a writ of mandamus and obtained an authorization to make immediate and full use of the ICMS tax credit on fixed assets. Such decision was ratified in the decision issued at the first court level and later unanimously confirmed by the Rio de Janeiro Appeals Court. However, this decision has not yet become final.

The Companies’ Administration, based on its legal advisors’ opinion, understands that the possibility of incurring losses arising from this matter is remote and did not provide for such contingency.

Presently, in view of the alterations introduced by Complementary Law no. 102/00, the use of the ICMS tax credit arising from the acquisition of fixed assets is no longer fully made at the acquisition date. The credit is now based on the monthly fraction of 1/48.

h) Labor and Civil

These claims comprise several labor and civil litigations, for which provision has been set up as previously mentioned, and that is considered sufficient to cover possible losses on those lawsuits.

With respect to the claims with possible loss, the amount provided for is R$15,566 for civil claims and R$4,234 for labor claims.

17. OTHER LIABILITIES

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Advances from customers - prepaid recharge cards	-	-	21,786	19,679
Accrual for rewards program	-	-	19,760	22,980
Related parties debits	6,730	1,552	15,850	2,340
Other	-	-	1,937	2,158

Total	6,730	1,552	59,333	47,157

Current	6,730	1,552	58,308	45,894
Long-term	-	-	1,025	1,263

In August 2001, the subsidiaries started a rewards program, which transforms calls into points, for future exchange for cellular handsets. Points accumulated are accrued as they are obtained, considering the customer’s consumption profile and the point average cost, based on handset cost. The accrual is reduced when the customer pays for the handset.

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

The capital is comprised of shares without par value, as follows:

	December	December
	31, 2003	31, 2002

Common shares	173,023,182	154,431,421
Preferred shares	259,575,036	259,575,036

Total	432,598,218	414,006,457

At the 56th Extraordinary Meeting of the Administration Council held on March 31, 2003 the increase of capital stock by R$ 93,517 was approved, through the issuance of 18,591,761 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

b) Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company’s corporate restructuring (Note 28).

c) Legal Reserve

The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

d) Reserve for Expansion and Modernization

Based on the budget prepared by management, which will be reviewed by the Management Council and describes the need of resources for investment projects for the next years, the balance of retained earnings was transferred to the special reserve of expansion and modernization after the distribution of profits foreseen in the law and the amount of dividends prescribed from 1999.

e) Dividends and interest on capital

e.1) 2003

Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

Dividends are calculated in accordance with the Company’s by-laws and in conformity with the Corporation Law that establishes minimum dividends of 25% of net income. The proposed dividends, before the interest on capital, were calculated as follows:

	December	December
	31, 2003	31, 2002

Net income for the year	156,926	143,616
Legal reserve appropriation	(7,846)	(7,181)

Net income adjusted	149,080	136,435
Dividends/interest on capital	(43,645)	(103,879)
Gross interest on capital	42,500	13,500
Withholding income tax on interest on capital	(6,375)	(2,025)

Net interest on capital	36,125	11,475
Advanced dividends	-	84,370
Supplementary dividends	1,145	6,009
Number of shares (-) Treasury shares
Common	173,023,182	154,431,421
Preferred	259,575,036	259,575,036

	432,598,218	414,006,457

Dividends/Net interest on capital for the year
Common	14,063	35,751
Preferred	23,207	66,103
Dividends/Interest on capital per thousand shares
(Reais)
Common	0.081277	0.231506
Preferred	0.089404	0.254657

e.2) Prescribed Dividends

In 2003, in accordance with the Corporation Law, the Company reversed the dividends payable, in the amount of R$1,525, related to unclaimed proposed dividends in 1999 (R$4,187 – 2002).

19. NET OPERATING REVENUE

	Consolidated

	December	December
	31, 2003	31, 2002

Monthly subscription charges	198,496	281,613
Usage charges	1,028,300	858,877
Charges for use outside the concession area	12,390	23,950
Additional charges per call	47,237	43,146
Interconnection (network usage charges)	809,860	795,067
Additional services	27,778	15,539
Products sold	394,577	348,635
Other	7,823	40

Gross operating revenue	2,526,461	2,366,867
Deductions from gross revenue	(634,010)	(519,236)

Net operating revenue	1,892,451	1,847,631

20. COST OF SERVICES AND SALES

	Consolidated

	December	December
	31, 2003	31, 2002

Personnel	15,573	14,631
Outside services	34,224	34,548
Network connections	74,764	84,332
Rent, insurance and building services fees	44,013	40,493
Interconnection/interlinks	128,657	130,846
Taxes	59,616	60,624
Depreciation	325,786	288,519
Products sold	367,833	325,542
Other	2,021	2,206

Total	1,052,487	981,741

21. SELLING EXPENSES

	Consolidated

	December	December
	31, 2003	31, 2002

Personnel	41,980	44,066
Materials	3,295	3,211
Outside services	228,349	190,841
Rent, insurance and building services fees	11,139	9,789
Taxes	381	360
Depreciation	61,295	47,131
Allowance for doubtful accounts	40,239	96,811
Other	788	273

Total	387,466	392,482

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Personnel	3,253	3,961	49,976	39,043
Materials	-	-	4,328	3,837
Outside services	4,194	8,426	102,620	121,452
Rent, insurance and building services fees	-	21	13,949	11,408
Taxes	45	50	2,923	8,057
Depreciation	431	431	49,258	42,032
Other	-	-	1,354	4,118

Total	7,923	12,889	224,408	229,947

23. OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Revenues
Fines	-	-	9,816	10,175
Recovered expenses	-	-	27,470	6,344
Accrual reversals	-	-	3,707	9,847
Infra-structure sharing	-	-	3,066	703
Other	400	3,146	13,470	8,083

Total	400	3,146	57,259	35,152

Expenses
Provision for contingencies	-	-	(20,467)	(28,527)
Taxes (except IRPJ and CSLL)	(724)	(27)	(18,355)	(19,105)
Amortization of pre-operational expenses	-	-	(595)	-
Other	-	-	(4,803)	(4,474)
Total	(724)	(27)	(44,220)	(52,106)

Total, net	(324)	3,119	(13,309)	(16,954)

24. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Financial Income
Income from temporary cash investments	10,808	14,042	82,114	42,674
Interest on income	42,500	-	-	-
Hedge operations, net	-	13,137	-	221,010
Monetary/exchange variations	589	728	70,477	4,980
PIS/COFINS on financial income	(2,479)	(999)	(6,103)	(1,094)
Financial Expenses
Charges on financial transactions	(125)	(500)	-	-
Interest on income	(42,500)	(13,500)	(42,500)	(13,500)
Hedge operations, net	-	-	(112,341)	-
Monetary/exchange variations	-	-	(8,949)	(238,090)
Other financial expenses	-	-	(40,215)	(44,592)

Total	8,793	12,908	(57,517)	(28,612)

25. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with the accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as per Note 7. The composition of income tax and social contribution expense is as follow:

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Income tax	(21)	(10)	(1,306)	(51,395)
Social contribution	(12)	1	(480)	(18,422)
Deferred income tax	762	-	(43,981)	-
Deferred social contribution	275	-	(15,843)	-

Total	1,004	(9)	(61,610)	(69,817)

The following is a reconciliation of the reported expense of taxes on income, and the amounts calculated based on the combined official rate of 34%:

	Company		Consolidated

	December	December	December	December
	31, 2003	31, 2002	31, 2003	31, 2002

Income before taxes	155,922	130,125	175,347	196,693
Tax expense at the combined official rate	(53,013)	(44,243)	(59,618)	(66,876)

Permanent additions:	-	(11)	(2,032)	(2,999)

Nondeductible fines	-	-	(27)	(347)
Other additions	-	(11)	(2,005)	(2,652)

Permanent exclusions:	54,017	44,245	40	58

Equity pick-up	53,868	43,176	-	-
Other exclusions	149	1,069	40	58

Tax expense per statement of income	1,004	(9)	(61,610)	(69,817)

26. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a) Risks considerations

The subsidiaries Telerj and Telest provide cellular communication services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks to which Telerj and Telest are exposed in their activities are:

  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for services rendered to their clients, including the sales of cellular handsets to the distribution networks.

  Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted at floating rates, and involves the risk of financial expenses increasing by unfavorable movement in interest rates (principally Libor and CDI).

  Exchange Rate Risk: originates from the debt and the derivatives contracted in foreign currency and are related to potential losses on unfavorable fluctuations in exchange rates.

Since their creation Telerj and Telest have taken a pro-active position in the management of sundry risks, through initiative, operating procedures and general policy that allow reduction in the inherent risks of the activities.

Credit Risk

The credit risk related to telecommunication services rendered, is minimized by the control performed on costumer’s basis and management of indebtedness by clear policy for concession of billed cellular handset. Tele Sudeste has 68.82% of its client basis participating on prepaid service, which requires prepaid handset cards and does not represent credit risk. Customers’ indebtedness represented 1.59% of gross revenue in 2003 (3.72% in 2002).

The credit risk related to cellular handsets sales is managed by a conservative policy for credit concession, through modern management methods, which involve the “credit scoring”, technical application, balance sheet analysis and commercial data base consultation as well as the automatic control for sales authorization integrated into the distribution system. Network distribution’s indebtedness represented about 2.32% of cellular handsets sales during the year of 2003 (1.57% in 2001).

Interest Rate Risk

The Company is exposed to the risk of increase in interest rates, especially interest associated with the cost of “Certificados de Depósitos Interbancários – CDI”, due to the liability position of the operations with interest rate derivatives. These operations amount to R$376,425 as of December 31, 2003 (R$ 461,623 in 2002).

Loans contracted in foreign currency present the same risk of increase in interest rates associated with the loans. These operations amount to R$104,807 as of December 31, 2003.

The Company has not carried-out derivative operations to cover these risks.

Exchange Rate Risk

Telerj has carried out derivative operations in order to hedge its foreign currency loans from exchange rate variation. The related instruments used are “swaps”.

The table below shows the Company’s net exposure to exchange rate as of December 31, 2003:

US$

Loans and financing	(75,784)
Other liabilities	(50,602)
“Hedge” instruments	126,563

Net exposure	177

b) Derivative operations

The Company and its subsidiaries record gains and losses on derivative contracts as “Financial income (expenses), net”.

The table below shows an estimate of the book and market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Market value	Unrealized gain (loss)

Other liabilities	(146,201)	(146,201)	-
Loans and financing	(218,955)	(228,237)	(9,282)
Derivative instruments – contractual amount	(10,760)	113	10,873

Total	(375,916)	(374,325)	1,591

c) Market Value of Financial Instruments

The market value of loans and financing, as well as “swaps” and “forward”, were stated based on discounted cash flows, using available interest rate projections.

The market values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimates do not necessarily represent market realization values. The use of different assumptions may significantly affect the estimates.

27. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – (“Sistel”).Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS – Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

For the other 84% of the subsidiaries’ employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company’s matching contribution to the Visão Celular Plan is similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

During 2003, the subsidiaries contributed the amount of R$46 (R$210 in 2002) to PBS Tele Sudeste Celular Plan and R$2,859 (R$3,111 in 2002) to Visão Celular Plan.

As permitted by CVM Instruction No. 371, of December 13, 2000, the Company, conservatively elected to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. The Company recorded the actuarial gains and losses in the net income as of December 31, 2003 and 2002. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2003 and November 30, 2002, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in relation to the plan’s total liabilities. The net amount recorded was R$839.

For 2003, the Company recognized proportionally the actuarial cost of R$501.

Following is the composition of the pension plans and post-retirement benefits provisions as of December 31, 2003, as well as the information required by Deliberation CVM No. 371 with respect to such plans:

Plan	December	December
	31, 2003	31, 2002

PBS	-	406
PAMA	893	727

Consolidated total	893	1,133
Deferred taxes	(304)	(385)

Total net effects	589	748

a) Present value of actuarial liabilities

Plan	PBS.Visão	PAMA	PBS-A

Present value of actuarial liabilities as of December 31, 2002	10,955	1,307	8,063
Current cost of service	632	20	-
Cost of interest	1,079	145	877
Benefits paid in 2003	(595)	(85)	(705)
Present value of actuarial liabilities (Gain)/Loss	(1,049)	662	1,552

Present value of actuarial liabilities as of December 31, 2003	11,022	2,049	9,787

b) Fair value of assets

Plan	PBS.Visão	PAMA	PBS-A

Fair value of assets as of December 31, 2002	10,549	581	10,072
Fair value actual return	3,636	650	2,326
Company’s actual contributions in 2003	519	10	-
Benefits paid on 2003	(595)	(85)	(705)

Fair value of assets as of December 31, 2003	14,109	1,156	11,693

c) Reconciliation of Assets and Liabilities

Plan	PBS.Visão	PAMA	PBS-A

Total actuarial liabilities	11,022	2,049	9,787
Fair value of assets	(14,109)	(1,156)	(11,693)

Liabilities (assets), net	(3,087)	893	(1,906)

Although Visão plans are defined contribution plans, there is an actuarial risk of death and of disability of its participants that is paid by the sponsor, being necessary an actuarial calculation of these risks.

d) Forecast Expense for 2004

Plan	PBS.Visão	PAMA	PBS-A

Cost of service	531	10	-
Cost of interest	1,189	227	1,063
Expected return on assets	(1,642)	(126)	(1,278)
Employees’ contributions	(118)	-	-

	(40)	111	(215)

e) Actuarial Assumptions

Plan	PBS.Visão	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	11.30% a.a.	11.30% a.a.	11.30% a.a.
Plan assets expected return rate	11.30% a.a.	11.30% a.a.	11.30% a.a.
Salary increase rate	7.10% a.a.	7.10% a.a.	7.10% a.a.
Mortality rate	UP84+1	UP84+1	UP84+1
Disability mortality rate	IAPB-57
Disability rate	Mercer Disability	Mercer Disability	Mercer Disability
% of married active participants on retirement date	95%
Number of PBS Plan active participants	14
Number of PBS Plan retired participants	14	55	20
Number of Visão Plan active participants	1,419

28. CORPORATE RESTRUCTURING

On November 30, 2000, the Company completed its corporate restructuring, according to which the goodwill recorded by the Holding Company as a result of the privatisation process was transferred to the subsidiaries.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which are as follows:

	Company	Consolidated

	Balances as	Balances	Balances
	of December	of December	of December
BALANCE SHEET	31, 2003	31, 2003	31, 2002

Goodwill	1,393,279	495,148	773,804
Reserves	(928,437)	(326,197)	(519,582)

Net effect equivalent to tax credit from corporate restructuring	464,842	168,351	254,222

STATEMENTS OF INCOME
Goodwill amortization		278,656	278,656
Reversal of reserve		(183,913)	(183,913)
Tax credit		(94,743)	(94,743)

Net effect on income		-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$168,351 as of December 31, 2003 (R$254,222 as of December 31, 2002), which, in essence, represents the tax credit transferred, was classified in the balance sheet in current and non-current assets as deferred taxes (see Note 7).

Tax credit from corporate restructuring will be capitalized based on its effective realization. In 2003, the Company effectively realized R$86,490 of tax credit from corporate restructuring. The subsidiaries did not realize the total tax credit and recorded R$25,670 and R$9,325 as tax credit on tax losses and negative basis of social contribution, respectively.

On December 31, 2003, the subsidiaries adjusted the reserve amount in view of the change in the social contribution law, introduced after the restructuring, generating a total increase in the goodwill reserve in the amount of R$8,872.

29. ADMINISTRATOR’S FEE

During 2003, management fees of R$2,304 (R$2,400 – 2002) were recorded as expenses.

30. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a) Use of Network and Long-distance (Roaming) Cellular Communication – These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. – Telesp, Celular CRT S.A., Tele Centro Oeste Celular, Telems Celular, Teleron Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular and NBT. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from July 2003, users may select the long distance operator.

b) Technical assistance – The technical assistance is due to Telefónica Móviles for Telecommunication services, based on a percentage applied to the net revenue for services, monetarily restated.

c) Rendering of Services – These services are rendered by companies owned by the same group:

  Sharing of centralized expenses from Telerj Celular S.A. and Telesp Celular S.A. transferred to other subsidiaries by the effective cost incurred.

  Call center services rendered by Dedic/Atento to users of telecommunications services of the subsidiaries Telerj and Telest.

  Services for implementation and maintenance of systems rendered by Telefónica Móbile Solution.

  Services for implementation of a facilities’ security system rendered by Telefónica Engenharia.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Company		Consolidated

	December	December	December	December
STATEMENTS OF INCOME	31, 2003	31, 2002	31, 2003	31, 2002

Current assets:
Accounts receivable	-	-	12,833	928
Dividends and interest on capital	51,586	12,837	-	-
Other assets	391	744	33,669	28,185

Liabilities:
Accounts payable and accrued expenses	(3,531)	(3,531)	(154,441)	(136,527)
Profits sharing	(32,105)	(14,952)	(32,105)	(14,952)
Other liabilities	(6,730)	(1,552)	(15,850)	(2,340)

STATEMENTS OF INCOME	Company	Consolidated

Operational Revenue
CRT Celular	-	298
Tele Leste and subsidiaries	-	931
Telesp Celular and subsidiaries	-	6,168
Telecomunicações de São Paulo S.A. - TELESP	-	55,338

Balances as of December 31, 2003	-	62,735

Balances as of December 31, 2002	-	11,205

Cost of Services
CRT Celular	-	(374)
Tele Leste and subsidiaries	-	(1,033)
Telesp Celular and subsidiaries	-	(4,870)
Telecomunicações de São Paulo S.A. - TELESP	-	(689)

Balances as of December 31, 2003	-	(6,966)

Balances as of December 31, 2002	-	(3,483)

Selling Expenses
Atento – Contract		(26,521)
Atento – Prepaid	-	(19,186)

Balances as of December 31, 2003	-	(45,707)

Balances as of December 31, 2002	-	(35,318)

General and Administrative Expenses
Telecomunicações de São Paulo S.A. - TELESP	(768)	(768)
Telefonica Móviles – Techinical assistence	-	(21,123)

Balances as of December 31, 2003	(768)	(21,891)

Balances as of December 31, 2002	(4,269)	(21,636)

Financial Income (Expense)
Interest on dividends Telerj	589	-
Telefonica Internacional S.A.	-	10,728
Telefonica Móviles Hold	-	13,113

Balances as of December 31, 2003	589	23,841
Balances as of December 31, 2002	728	(48,515)

Recovered expenses from companies - Joint Venture Brasilcel
CRT Celular	-	10,632
Tele Leste and subsidiaries	-	4,987
Telesp Celular and subsidiaries	-	53,882
Balances as of December 31, 2003	-	69,501
Balances as of December 31, 2002	-	-
Expenses distributed from companies - Joint Venture Brasilcel
CRT Celular	-	1,821
Tele Leste and subsidiaries	-	1,761
Telesp Celular and subsidiaries	-	31,175

Balances as of December 31, 2003	-	34,757

Balances as of December 31, 2002	-	-

31. INSURANCE

The Company and subsidiaries follow the policy of monitoring inherent risks on its operations. Therefore, as of December 31, 2003, the Company and subsidiaries had insurance agreements to cover operational risks, loss of income, civil liabilities, health etc. The Company and subsidiaries administration understand that the insurance coverage provided is enough to cover contingent losses. The main assets, responsibilities, or interest by insurance and the respective amounts are shown below:

Classification	Covered amount

Operating risks	US$300,000 thousands
Vehicle fleet	R$1,000
General civil liability	R$7,325

32. TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31,2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

In accordance with the stock option plan conditions based on Telefónica Móviles S.A. stocks (Mos Program), the employees of the Company did not comply with the basic assumption of the program, i.e. the control stock of the Company in which they are participating by Telefónica Móviles S.A. As a result, on December 31, 2003, the settlement of the existing options occurred.

The adjusted settlement amount will be calculated for 50% of Series C options, considering the Telefônica Moviles, S.A. stocks final bid price on January 2, 2004, converted average exchange at the date of payment.

In accordance with accounting practices followed in Brazil, the Company is not required to account for any effect of the plan, therefore no effect in the financial statements of the Company was recorded.

33. AMERICAN DEPOSITARY RECEIPTS PROGRAM (“ADRs”)

On November 16, 1998, the Company started the negotiation process of ADRs on the New York Stock Exchange (NYSE), which have the following characteristics:

  Stocks:preferred.

  Each ADR represents 50,000 (fifty thousand) preferred stocks.

  The stocks are negotiated as ADRs, with “TBE” code, on the NewYork Stock Exchange.

  Depositary bank overseas: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

34. RECONCILIATION BETWEEN THE COMPANY’S NET INCOME AND CONSOLIDATED NET INCOME

As of December 31, 2003 and 2002, the reconciliation between company net income and consolidated net income is as follows:

	Consolidated

	December	December
	31, 2003	31, 2002

Company’s net income	156,926	143,616
Telest capital reserves	(77)	(94)
Telerj capital reserves	(211)	-
Prescribed dividends 1998	(401)	(3,146)

Consolidated net income	156,237	140,376

35. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices followed in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.